September 29, 2025

Wei Xiao
Chief Executive Officer
Barentsz Capital Ltd
Room 903, 9/F.
Singga Commercial Centre
144-151 Connaught Road West
Sai Ying Pun, Hong Kong

       Re: Barentsz Capital Ltd
           Registration Statement on Form F-1
           Filed September 8, 2025
           File No. 333-290094
Dear Wei Xiao:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1
Dilution, page 45

1. Please revise your dilution table to present your net tangible book value as of April
       30, 2025 on a per share basis.
Financial Statements, page F-1

2. Please tell us your consideration of giving retroactive effect to your financial statements to reflect the share reorganization that occurred on July 16, 2025. Refer to
       SAB Topic 4C.
 September 29, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Abe Friedman at 202-551-8298 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Taylor Beech at 202-551-4515 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Erik Mengwall